SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Deutsche X-trackers MSCI Europe Hedged Equity ETF

(Name of Issuer)

Exchange-Traded Fund

(Title of Class of Securities)

233051853

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 233051853	Page 1 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 11,622,129
	6)	Shared Voting Power 2,451
	7)	Sole Dispositive Power 10,301,389
	8)	Shared Dispositive Power 1,332,093
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,671,682
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.95
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 233051853	Page 2 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 11,622,129
	6)	Shared Voting Power 2,451
	7)	Sole Dispositive Power 10,301,389
	8)	Shared Dispositive Power 1,332,093
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,671,682
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.95
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 233051853	Page 3 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 11,622,129
	6)	Shared Voting Power 2,451
	7)	Sole Dispositive Power 10,301,389
	8)	Shared Dispositive Power 1,332,093
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,671,682
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.95
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 233051853	Page 4 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 493,336
	6)	Shared Voting Power 1,026
	7)	Sole Dispositive Power 478,387
	8)	Shared Dispositive Power 13,908
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 494,362
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.34
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 233051853	Page 5 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Investments LLC 42-1604685
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power -0-
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power -0-
	8)	Shared Dispositive Power 1,399
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,399
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) BD

Page 6 of 9 Pages

ITEM 1(a) - NAME OF ISSUER:

Deutsche X-trackers MSCI Europe Hedged Equity ETF

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

c/o DBX ETF Fund

345 Park Avenue

New York, New York 10154

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National

Association; PNC Delaware Trust Company; and PNC Investments LLC

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Bancorp, Inc. - 222 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Delaware Trust Company - 300 Delaware Avenue, Wilmington, DE 19801

PNC Investments LLC - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Delaware Trust Company - Delaware

PNC Investments LLC - Delaware

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Exchange-Traded Fund

ITEM 2(e) - CUSIP NUMBER:

233051853

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☒	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☒	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;
(e)	☐	An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 7 of 9 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2015:

(a)	Amount Beneficially Owned:		11,671,682

(b)	Percent of Class:		7.95

(c)	Number of fund shares to which such person has:
	(i)	sole power to vote or to direct the vote	11,622,129
	(ii)	shared power to vote or to direct the vote	2,451
	(iii)	sole power to dispose or to direct the disposition of	10,301,389
	(iv)	shared power to dispose or to direct the disposition of	1,332,093

Of the total fund shares reported herein, 11,175,921 fund shares are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients.

Of the total fund shares reported herein, 494,362 fund shares are held in accounts at PNC Delaware Trust Company in a fiduciary capacity for clients.

Of the total fund shares reported herein, 1,399 fund shares are held in accounts at PNC Investments LLC in a fiduciary capacity for clients.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the

Act, or for any other purposes.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Delaware Trust Company - BK (wholly owned subsidiary of PNC Bank, National Association)

PNC Investments LLC – BD (wholly owned subsidiary of PNC Bank, National Association)

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

Page 8 of 9 Pages

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016		February 12, 2016
Date		Date

By:	/s/ Gregory H. Kozich	By:	/s/ Nicholas M. Marsini, Jr.
Signature - The PNC Financial Services Group, Inc.		Signature - PNC Bancorp, Inc.
Gregory H. Kozich, Senior Vice President & Controller		Nicholas M. Marsini, Jr., Chairman
Name & Title		Name & Title

February 12, 2016		February 12, 2016
Date		Date

By:	/s/ Gregory H. Kozich	By:	/s/ Richard F. Cairns
Signature – PNC Bank, National Association		Signature – PNC Delaware Trust Company
Gregory H. Kozich, Executive Vice President & Controller		Richard F. Cairns, Managing Director
Name & Title		Name & Title

February 12, 2016
Date

By:	/s/ Richard R. Guerrini
Signature – PNC Investments LLC
Richard R. Guerrini, President & CEO
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT

IS INCLUDED HEREWITH AS EXHIBIT A

Page 9 of 9 Pages

EXHIBIT A

AGREEMENT

February 12, 2016

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) with respect to the fund shares issued by Deutsche X-trackers MSCI Europe Hedged Equity ETF.

Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(d) of the Act.

Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

This Agreement applies to any amendments to this Schedule 13G.

THE PNC FINANCIAL SERVICES GROUP, INC.

BY:	/s/ Gregory H. Kozich
Gregory H. Kozich, Senior Vice President & Controller

PNC BANCORP, INC.

BY:	/s/ Nicholas M. Marsini, Jr.
Nicholas M. Marsini, Jr., Chairman

PNC BANK, NATIONAL ASSOCIATION

BY:	/s/ Gregory H. Kozich
Gregory H. Kozich, Executive Vice President & Controller

PNC DELAWARE TRUST COMPANY

BY:	/s/ Richard F. Cairns
Richard F. Cairns, Managing Director

PNC INVESTMENTS LLC

BY:	/s/ Richard R. Guerrini
Richard R. Guerrini, President & CEO